Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “Total” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the nine months ended September 30, 2016 and 2015 and the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011.

	Nine Months Ended September 30,		Years Ended December 31,
	2016	2015	2015	2014	2013*	2012**	2011**
For the Group (IFRS)	5.26	9.18	4.76	10.91	19.57	24.35	27.55

*	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.
**	Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of September 30, 2016, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At September 30, 2016
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,243
Current financial debt	9,140
Current portion of financial instruments for interest rate swaps liabilities	132
Other current financial instruments — liabilities	248
Financial liabilities directly associated with assets held for sale	15
Total current financial debt	13,778

Non-current financial debt	44,450
Non-controlling interests	2,948
Shareholders’ equity
Common shares	7,849
Paid-in surplus and retained earnings	106,189
Currency translation adjustment	(11,448)
Treasury shares	(4,422)

Total shareholders’ equity — Group share	98,168

Total capitalization and non-current indebtedness	145,566

As of September 30, 2016, TOTAL S.A. had an authorized share capital of 3,527,620,158 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,504,029,528 ordinary shares (including 110,920,640 treasury shares from shareholders’ equity).

As of September 30, 2016, approximately $648 million of the Group’s non-current financial debt was secured and approximately $43,802 million was unsecured, and all of the Group’s current financial debt of $9,140 million was unsecured. As of September 30, 2016, the Group had no outstanding guarantees from third parties relating to its consolidated indebtedness. Since September 30, 2016, TOTAL S.A. has issued a perpetual subordinated note recorded as equity of €2.5 billion (or approximately $2.7 billion using the €/$ exchange rate on October 21, 2016 of €1 = $1.0866 as released by the Board of Governors of the Federal Reserve System on October 24, 2016). For more information about the Group’s commitments and contingencies, see Note 23 of the Notes to Total’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission on March 16, 2016.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of the Group since September 30, 2016.

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